

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2012

Via Email
Wyatt L. Hogan
GP Natural Resource Partners LLC
601 Jefferson Street, Suite 3600
Houston, Texas 77002

Re: Natural Resource Partners L.P.
Registration Statement on Form S-3
Filed August 15, 2012
File No. 333-183314

Dear Mr. Hogan:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please provide the price of your units as of the latest practicable date on your prospectus cover page.

2. We note your cover page disclosure that any selling unitholder that is an affiliate of Natural Resource Partners L.P. may be deemed an "underwriter." We also note your disclosure on page 42 that Adena Minerals, LLC is an affiliate of your general partner. Please clarify on your prospectus cover page and where appropriate the status of Adena Minerals as an affiliate and underwriter.

Selling Unitholder, page 42

3.   Please provide the complete disclosure required by Item 507 of Regulation S-K including a description of the relationship between you and your selling unitholder. Please also provide the identity of the persons who have sole or shared voting or investment power over Adena Minerals, LLC. See Regulation S-K C&DI No. 140.02.

Legality Opinion

4.   Please have counsel revise the legality opinion to opine separately on the units being registered for the selling unitholder. See Section II(B)(2)(h) of Staff Legal Bulletin No. 19.

5.   In the opinion paragraph on page 2, it is unclear whether items (i) through (iv) are assumptions or items upon which counsel is actually providing an opinion. Please have counsel revise to clarify.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Adam F. Turk at (202) 551-3657 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: E. Ramey Layne
       Vinson & Elkins L.L.P.